FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Material Change Report

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer"), 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2.

Date of Material Change

On and after April 24, 2003

Item 3.

Press Release

Press release dated May 1, 2003 was released in Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has terminated its option agreement with Comaplex Minerals Corp. with respect to the Fox Property, Nunavut. A drilling program on the CC Project, Nevada has been completed

Item 5.

Full Description of Material Change

The Issuer has terminated an agreement dated May 31, 2002 with Compalex Minerals Corp. with respect to the Issuer's option to acquire a 100% interest in the Fox Property situated approximately 80 km northwest of Rankin Inlet, Nunavut. The Issuer, together with Navigator Exploration Ltd., has recently acquired an option on three prospective diamond properties situated on Melville Peninsula and Baffin Island, Nunavut. Accordingly the Issuer intends to concentrate its northern exploration activities on the Fury, Sarcpa and Gem properties.

The Issuer has also completed a drill program on its CC Project, situated in Churchill County, Nevada. A total of 481 meters in 13 holes was drilled along the central 300-meter portion of the outcropping 1000-meter long vein system.  The vein system was intersected by 12 of these holes and remains open along strike in both directions.  Assay results from the program will be reported as soon as they are received.  The overall vein system, which has never been previously drilled, measures up to 30 meters in width on surface and includes a central 2 meter wide Main Vein that has returned surface gold values up to 56 g/tonne.

Item 6.

            Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta)

            and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President at (604) 687-7545 who is knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th  day of May 2003

NDT VENTURES LTD.

Per:

"signed"

Fred G. Hewett, President

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: May 6, 2003